Amendment No. 1 relating to Pricing Supplement No. 47 (To Prospectus Supplement dated June 7, 2013 and Prospectus dated June 7, 2013)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-189150 and 333-189150-01 September 25, 2013

US $3,000,000*
Lloyds Bank plc
fully and unconditionally guaranteed by Lloyds Banking Group plc
Senior Callable Capped CMS Steepener Notes due October 25, 2033
Medium-Term Notes, Series A
As further described below, interest will accrue on the notes (i) in Year 1: at a rate of 10.00% per annum and (ii) in Years 2 to maturity (subject to our redemption right): at a variable rate per annum equal to the product of (a) 4.00 and (b) an amount equal to the CMS30/CMS2 Spread (equal to the difference, if any, between the 30-Year Constant Maturity Swap Rate (“CMS30”) and the 2-Year Constant Maturity Swap Rate (“CMS2”)) minus 0.25% , as determined with respect to the CMS reference determination date at the start of the related quarterly Floating Rate Interest Period; subject to the Maximum Interest Rate of 10.00% per annum for each Floating Rate Interest Period and the minimum interest rate of 0.00% per annum.  The notes provide an above-market interest rate in Year 1; however, for each Interest Period in Years 2 to maturity, the notes will not pay any interest with respect to the Floating Rate Interest Period if the CMS30/CMS2 Spread is equal to or less than 0.25% on the related quarterly CMS reference determination date.
All payments are subject to the credit risk of Lloyds Bank and Lloyds Banking Group.  If Lloyds Bank and Lloyds Banking Group were to default on their respective payment obligations, you could lose some or all of your investment.
SUMMARY TERMS
Issuer:	Lloyds Bank plc
Guarantor:
Lloyds Banking Group plc.  The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantees will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Aggregate Principal Amount:	$3,000,000. May be increased prior to the Issue Date but we are not required to do so.
Stated Principal Amount:	$1,000 per note
Notes:	Senior Callable Capped CMS Steepener Notes due October 25, 2033, Medium-Term Notes, Series A (each a “Note” and collectively, the “Notes”)
Payment at Maturity:	100% repayment of principal, plus any accrued and unpaid interest, at maturity or upon early redemption.
Issue Price:	At variable prices
Denominations:	Minimum denominations of $1,000 and multiples of $1,000 thereafter
Trade Date(s):	September 25, 2013
Issue Date:	October 25, 2013
Maturity Date:	October 25, 2033, subject to redemption at the option of the Issuer (as set forth below)
Interest Rate:
From and including the Issue Date to but excluding October 25, 2014: 10.00% per annum (the “Fixed Interest Rate”)
For each Interest Period commencing on or after October 25, 2014, to but excluding the Maturity Date or the Early Redemption Date, if applicable (each, a “Floating Rate Interest Period”):
the applicable interest rate per annum (the “Floating Interest Rate”) will be equal to the product of (1) the Multiplier and (2) an amount equal to the applicable CMS30/CMS2 Spread minus the Strike, with such product subject to the Minimum Interest Rate and Maximum Interest Rate. If, with respect to any Floating Rate Interest Period, the CMS30/CMS2 Spread is less than or equal to 0.25% on the related CMS reference determination date (as defined below), no interest will accrue with respect to that Floating Rate Interest Period.

Multiplier:	For Interest Periods commencing on or after October 25, 2014: 4.00
Strike:	0.25%
Maximum Interest Rate:	10.00% per annum
Minimum Interest Rate:	0.00% per annum
Interest Payment Dates:
Quarterly, payable in arrears on the 25th day of each January, April, July and October, commencing on (and including) January 25, 2014, and ending on the Maturity Date or the Early Redemption Date, if applicable.  If any Interest Payment Date is not a Business Day (as defined below), interest will be paid on the following Business Day, and interest on that payment will not accrue during the period from and after the originally scheduled Interest Payment Date.

CMS30/CMS2 Spread:
With respect to any Floating Rate Interest Period, CMS30 (as defined below) for such Floating Rate Interest Period minus CMS2 (as defined below) for such Floating Rate Interest Period pursuant to the provisions set forth under “Additional Provisions—CMS30/CMS2 Spread” herein.

Estimated Value:
The Issuer’s estimated value of the Notes as of the Trade Date is approximately $905.40 per $1,000 principal amount of Notes, which is less than the Issue Price of the Notes.   We may sell additional Notes after the date of this pricing supplement, with issue prices and commissions different from the amounts set forth below, in which case the estimated value of the Notes on the date any additional Notes are traded may vary from the estimated value set forth above, because of changes in prevailing market conditions and other variables we use to derive the estimated value of the Notes. However the Issuer’s estimated value of the Notes on any subsequent Trade Date will not be lower than $875.40 per $1,000 principal amount of Notes. Please see “Issuer’s Estimated Value of the Notes” on page PS-1 and “Risk Factors” beginning on page PS-4 below.

(Summary Terms continued on following page)
Commissions and issue price:	Price to Public (1) (2) (3)	Selling Agent’s Commission (3)	Proceeds to Lloyds Bank plc
Per Note	At variable prices	$35.00	$965.00
Total	At variable prices	$105,000.00	$2,895,000.00
* May be increased prior to the Issue Date but we are not required to do so.
Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page PS-4 below.
The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
(1)       The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices, or at negotiated prices; provided, however, that such price will not be less than $970.00 per $1,000.00 principal amount of the notes or more than $1,000.00 per $1,000.00 principal amount of the Notes.  See “Risk Factors —Yield Risk—The price you pay for the Notes may be higher than the prices other investors pay for the Notes” on page PS-4 of this pricing supplement.
(2)       The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the price you paid for the notes. This is because the price you paid for the Notes includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes. For additional information, see “Risk Factors— Market Risk—The Issuer’s estimated value of the Notes on the Trade Date is less than the Issue Price of the Notes” on page PS-5 of this pricing supplement. The price you will pay for the Notes also does not include fees that you may be charged if you buy the Notes through your registered investment adviser for managed fee-based accounts.
(3)       The Selling Agent will receive commissions from the Issuer of up to $35.00 per $1,000.00 principal amount of the Notes, or up to $105,000.00 of the Aggregate Principal Amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. See “Supplemental Plan of Distribution” on page PS-13 of this pricing supplement.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

(Summary Terms continued from previous page)
CUSIP / ISIN:	5394E8CC1 / US5394E8CC13
Redemption at the Option of the Issuer:
We may redeem all, but not less than all, of the Notes at the Redemption Price set forth below, on any Interest Payment Date occurring on or after October 25, 2014, provided we give at least 5 Business Days’ prior written notice to each holder of Notes, the trustee and The Depository Trust Company (“DTC”). If we exercise our redemption option, the Interest Payment Date on which we so exercise it will be referred to as the “Early Redemption Date,” which shall be the date the Redemption Price will become due and payable and on which payments of interest will cease to accrue.  If any Early Redemption Date is not a Business Day, the Notes may be redeemed on the following Business Day, and interest will not accrue during the period from and after the originally scheduled Early Redemption Date.

Redemption Price:
If we exercise our redemption option, you will be entitled to receive on the Early Redemption Date 100% of the principal amount of your Notes together with any accrued and unpaid interest to, but excluding, the Early Redemption Date.

Interest Periods:
Each period from and including the most recent Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to, but excluding, the following Interest Payment Date (or the Maturity Date or Early Redemption Date, as applicable, in the case of the final Interest Period).  Interest Period end dates will not be adjusted in the event that the last day in an Interest Period is not a Business Day.

Day-Count Convention:	30/360
Business Day:	Any day, other than a Saturday or Sunday, that is a day on which commercial banks are generally open for business in New York City and London
Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Tax Redemption:
Following the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes at any time prior to maturity.

Miscellaneous
Listing:	None	Governing Law:	New York
Settlement and Clearance:	DTC; Book-entry	Specified Currency:	U.S. dollars
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Selling Agent:	Morgan Stanley & Co. LLC	Calculation Agent:	Morgan Stanley Capital Services LLC

Senior Callable Capped CMS Steepener Notes due October 25, 2033

ISSUER’S ESTIMATED VALUE OF THE NOTES

Our estimated value of the Notes is derived from our pricing and valuation models, using various market inputs and assumptions such as expected levels and volatility of interest rates, levels of price and volatility of any notional assets referenced by the Notes, or any futures, options, or swaps related to such notional assets, and our internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the Notes. Our internal funding rate, which is a theoretical borrowing rate based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity, is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms and our implied borrowing rate derived from the levels at which our conventional debt securities would trade in the secondary market.  The use of our internal funding rate will generally result in the Notes having economic terms that are less favorable to you than if such economic terms were instead based on the levels at which our conventional debt securities trade in the secondary market.  The inclusion of the Selling Agent’s commission and the estimated cost of hedging our obligations under the Notes in the Issue Price of the Notes also results in the Notes having less favorable economic terms than would otherwise be the case.  Our pricing models rely on market information available to us at the time of our calculation, and on certain assumptions about future events, which may prove to be incorrect. Because our pricing models, market inputs, and assumptions may differ from those used by other issuers, and because funding rates used to value similar notes by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

Our estimated value of the Notes on the Trade Date is less than the Issue Price of the Notes.  The difference between the Issue Price of the Notes and our estimated value of the Notes results from several factors, including the inclusion in the Issue Price of the Selling Agent’s commissions and the cost of our hedging our obligations under the Notes with a counterparty that is an affiliate of the Selling Agent.  Such hedging cost includes our counterparty’s expected cost of providing such hedge, as well as the projected profit expected to be realized in consideration for structuring the Notes and for assuming the risks inherent in providing such hedge.

Our estimated value of the Notes on the Trade Date does not represent a minimum or maximum at which we or our affiliates, or the Selling Agent or any of its affiliates, might be willing to purchase your Notes in the secondary market at any time. The price at which any party would be willing to purchase the Notes in the secondary market, absent changes in market conditions or our creditworthiness, will generally be lower than the estimated value on the Trade Date, because such price would take into account our secondary market credit spreads as well as the bid-offer spread that such party would be expected to charge.

If we decide to sell additional Notes after the Trade Date and prior to the Issue Date, each as specified on the cover of this pricing supplement, our estimated value of the Notes on any such subsequent Trade Date may vary from the estimated value set forth above, because of changes in prevailing market conditions and other variables we use to derive the estimated value of the Notes. However the Issuer’s estimated value of the Notes on any subsequent Trade Date will not be lower than $875.40 per $1,000 principal amount of Notes.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

About this Pricing Supplement

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus. As used in this pricing supplement:

•	“we,” “us,” “our,” the “Issuer” and “Lloyds Bank” mean Lloyds Bank plc;

•	“LBG” and the “Guarantor” mean Lloyds Banking Group plc;

•	“Notes” refers to the Senior Callable Capped CMS Steepener Notes due October 25, 2033, Medium-Term Notes, Series A, together with the related Guarantee, unless the context requires otherwise; and

•	“SEC” refers to the Securities and Exchange Commission.

LBG and Lloyds Bank have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement together with the accompanying prospectus dated June 7, 2013 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the accompanying prospectus supplement dated June 7, 2013 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about Lloyds Bank and LBG and this offering.

This pricing supplement amends, restates and supersedes Pricing Supplement No. 47 in its entirety. We refer to this amended and restated pricing supplement as the “pricing supplement.”  This pricing supplement, together with the prospectus supplement and prospectus, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	the prospectus supplement dated June 7, 2013 and the prospectus dated June 7, 2013 can be accessed at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/1160106/000095010313003583/dp38364_424b2-seriesa.htm

Our Central Index Key, or CIK, on the SEC website is 1167831.

Alternatively, LBG, Lloyds Bank, the Selling Agent, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request them by calling your Selling Agent’s sales representative, such dealer or toll free 1-888-227-2275 (Extension 2-3430). A copy of these documents may also be obtained from the Selling Agent by writing to them at 1585 Broadway, New York, New York 10036 or by calling the Selling Agent at (866) 477-4776.

You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information that others may give you. We and the Selling Agent are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. This pricing supplement, the prospectus supplement and the prospectus are current only as of their respective dates.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

Additional Provisions

CMS30/CMS2 Spread

The 30-Year Constant Maturity Swap Rate (which we refer to as “CMS30”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day;.  CMS30 is one of the market-accepted indicators of longer-term interest rates.

The 2-Year Constant Maturity Swap Rate (which we refer to as “CMS2”, and, together with CMS30, the “CMS Rates”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 2-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day.  CMS2 is one of the market-accepted indicators of shorter-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

For the purpose of determining the level of the CMS30/CMS2 Spread applicable to a Floating Rate Interest Period, the CMS30/CMS2 Spread will be determined with reference to the day (such day, the “CMS reference determination date”) that is two (2) U.S. government securities business days prior to the first day of such Floating Rate Interest Period.  A “US government securities business day” is any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

If CMS30 or CMS2 is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the CMS30/CMS2 Spread must be determined, such affected rate(s) for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

RISK FACTORS

Your investment in the Notes involves significant risks. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below and in the section entitled “Risk Factors” beginning on page S-2 of the prospectus supplement, with your advisers in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. We also urge you to consult with your investment, legal, accounting, tax, and other advisers before you invest in the Notes.

Issuer Risk

The credit risk of Lloyds Bank and LBG and their credit ratings and credit spreads may adversely affect the value of the Notes.

You are dependent on Lloyds Bank’s ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of Lloyds Bank and to changes in the market’s view of Lloyds Bank’s creditworthiness. In addition, because the Notes are fully and unconditionally guaranteed by Lloyds Bank’s parent company, LBG, you are also dependent on the credit risk of LBG in the event that Lloyds Bank fails to make any payment or delivery required by the terms of the Notes. If Lloyds Bank and LBG were to default on their respective payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. The credit ratings of Lloyds Bank and LBG are an assessment by rating agencies of their ability to pay their obligations, including those under the Notes. Any actual or anticipated decline in Lloyds Bank’s and LBG’s credit ratings, or increase in the credit spreads charged by the market for taking credit risk, is likely to adversely affect the value of the Notes. However, because the return on the Notes is dependent upon factors in addition to Lloyds Bank’s and LBG’s credit ratings, an improvement in their credit ratings will not necessarily increase the value of the Notes and will not reduce market risk and other investment risks related to the Notes.

Yield Risk

After the first year, the Notes are subject to interest payment risk based on the CMS30/CMS2 Spread, and it is possible that you could receive no interest on the Notes at all for extended periods if the CMS30/CMS2 Spread is equal to or less than the Strike during the term of the Notes.

Investing in the Notes is not equivalent to investing in securities directly linked to the CMS Rates or the CMS30/CMS2 Spread. Instead, the rate of interest payable on the Notes (after the Fixed Interest Rate Interest Periods) is determined by multiplying (a) the Multiplier by (b) an amount equal to the applicable CMS30/CMS2 Spread minus the Strike, with such product subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS30/CMS2 Spread is greater than 0.25% (because of the application of the Strike) on the CMS reference determination date. Because the Minimum Interest Rate on the Notes is equal to 0.00% per annum, if the CMS30/CMS2 Spread on any CMS reference determination date is equal to or less than 0.25%, you would not receive an interest payment on the related Interest Payment Date. If the CMS30/CMS2 Spread is equal to or less than 0.25% on every CMS reference determination date throughout the term of the Notes, then you would not receive any interest payments on your Notes after the first year of the term of the Notes.

The amount of interest payable on the Notes will vary after the first year.

Because the CMS Rates are floating rates, the CMS30/CMS2 Spread, which is the difference between CMS30 and CMS2, will fluctuate. From and including October 25, 2014 to but excluding the Maturity Date, the Notes will bear interest during each quarterly Floating Rate Interest Period at a per annum rate equal to the product of (1) the Multiplier of 4.00 and (2) an amount equal to the applicable CMS30/CMS2 Spread minus the Strike, with such product subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. The per annum interest rate that is determined on the relevant CMS reference determination date will apply to the entire Floating Rate Interest Period following that CMS reference determination date, even if the difference between CMS30 and CMS2 increases during that interest period, but is applicable only to that quarterly Floating Rate Interest Period; interest payments for quarterly Floating Rate Interest Periods will likely vary.

The amount of interest payable on the Notes on each Floating Interest Rate Interest Payment Date is capped, and the amount of interest you will be entitled to receive may be less than the return you could earn on other investments with a comparable maturity.

The Floating Interest Rate on the Notes for each Floating Rate Interest Period is capped for that period at the Maximum Interest Rate of 10.00% per annum. Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the Floating Interest Rate on the Notes will be based on the levels of the CMS Rates, the Floating Interest Rate that will apply during each Floating Rate Period on the Notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the Maximum Interest Rate regardless of the levels of the CMS Rates on any relevant CMS reference determination date. In addition, if the product of (1) the Multiplier of 4.00 and (2) an amount equal to the applicable CMS30/CMS2 Spread minus the Strike is less than the Maximum Interest Rate for any Floating Rate Interest Period, the cumulative interest rate for such year will be less than the Maximum Interest Rate. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

The historical levels of the CMS30/CMS2 Spread are not an indication of future levels.

Historical levels of the CMS30/CMS2 Spread should not be taken as an indication of their future levels during the term of the Notes.  Changes in the level of the CMS30/CMS2 Spread will affect the value of the Notes, but it is impossible to predict whether such level will rise or fall.

The price you paid for the Notes may be higher than the prices paid by other investors.

The Selling Agent proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase,

Senior Callable Capped CMS Steepener Notes due October 25, 2033

from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

The Notes will be subject to early redemption at our option.

We may redeem the Notes prior to the Maturity Date on any quarterly Interest Payment Date, beginning on October 25, 2014. In addition, we have the right to redeem the Notes in the event of certain tax events as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In general, the more that CMS30 exceeds CMS2—that is, the higher the expected quarterly interest payments—the more likely it will be that we will elect to redeem the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes prior to such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

Market Risk

The value of the Notes prior to maturity and the CMS30/CMS2 Spread will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price.

The value of the Notes may be less than the Issue Price of the Notes. The value of the Notes may be affected by a number of factors that may either offset or magnify each other, including the following:

•
the difference between CMS30 and CMS2. In general, the value of the Notes will increase when the difference between the CMS30/CMS2 Spread increases, and the value of the Notes will decrease when the difference between the CMS30/CMS2 Spread decreases.  Because short-term interest rates are more sensitive than long-term interest rates, a decreasing interest rate environment may increase the value of the Notes (by widening the spread between the short-term and long-term rates) while an increasing interest rate environment may decrease the value of the Notes (by narrowing the spread between the short-term and long-term rates);

•	the volatility (i.e., the frequency and magnitude of changes in the level) of the CMS30/CMS2 Spread, which may have an adverse impact on the value of the Notes;

•
the fluctuations of the CMS30/CMS2 Spread and the possibility that the interest rate on the Notes will decrease such that little or no interest will be paid during the term of the Notes following the first year;

•
the time remaining to maturity of the Notes; in particular, as a result of a “time premium,” the Notes may have a value above that which would be expected based on the levels of interest rates and the levels of the CMS Rates at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the levels of the CMS Rates during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the levels of the CMS Rates at such time, may adversely affect the value of the Notes;

•	the aggregate amount of the Notes outstanding;

•	our right to redeem the Notes;

•	the level, direction, and volatility of market interest and yield rates generally;

•	geopolitical conditions and economic, financial, political, regulatory, geographical, judicial or other events that affect the markets generally;

•	the supply and demand for the Notes in the secondary market, if any; or

•
the actual or perceived creditworthiness of Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of Lloyds Bank’s obligations under the Notes, including actual or anticipated downgrades in LBG’s or Lloyds Bank’s credit ratings.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to the Maturity Date or the Early Redemption Date in the secondary market, if any. If you sell your Notes before the Maturity Date or the Early Redemption Date, the price that you receive may be less, and may be substantially less, than the price that you paid for your Notes.

The Issuer’s estimated value of the Notes on the Trade Date is less than the Issue Price of the Notes.

Our estimated value of the Notes on the Trade Date is less than the Issue Price of the Notes.  The difference between the Issue Price of the Notes and our estimated value of the Notes results from several factors, including the inclusion in the Issue Price of the Selling Agent’s commissions and the cost of our hedging our obligations under the Notes with a counterparty that is an affiliate of the Selling Agent.  Such hedging cost includes our counterparty’s expected cost of providing such hedge, as well as the projected profit expected to be realized in consideration for structuring the Notes and for assuming the risks inherent in providing such hedge.

Our estimated value of the Notes is determined by reference to an internal funding rate and our pricing models.   Our internal funding rate, which is a borrowing rate based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity, is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms and our implied borrowing rate derived from the levels at which our conventional debt securities would trade in the secondary market.  The use of our internal funding rate will generally result in the Notes having economic terms that are less favorable to you than if such economic terms were instead based on the levels at

Senior Callable Capped CMS Steepener Notes due October 25, 2033

which our conventional debt securities trade in the secondary market.  The inclusion of the Selling Agent’s commission and the estimated cost of hedging our obligations under the Notes in the Issue Price of the Notes also results in the Notes having less favorable economic terms than would otherwise be the case.  Our pricing models rely on market information available to us at the time of our calculation, and on certain assumptions about future events, which may prove to be incorrect.  Because our pricing models, market inputs, and assumptions may differ from those used by other issuers, and because funding rates used to value similar notes by other issuers may vary materially from the rates used by us (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar notes of other issuers.

Assuming no changes in market conditions and other relevant factors, the price you may receive for your Notes in secondary market transactions would generally be lower than both the Issue Price of the Notes and our estimated value of the Notes on the Trade Date.

While the payments on the Notes are based on the full principal amount of your Notes, our estimated value of the Notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the Notes. In addition, our estimated value of the Notes on the Trade Date does not represent the price at which any party, including us and our affiliates, and the Selling Agent and its affiliates, would be willing to purchase your Notes in the secondary market, if any, at any time.  Assuming no changes in market conditions, our creditworthiness or other relevant factors, the price, if any, at which any party would be willing to purchase the Notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and our estimated value of the Notes on the Trade Date, because the secondary market price would take into account our secondary market credit spreads as well as the bid offer spread that any such party would be expected to charge.

Liquidity Risk

The Notes will not be listed or displayed on any securities exchange or quotation system, and there may be little or no secondary market for the Notes.

The Notes will not have an established trading market when issued and the Notes will not be listed or displayed on any securities exchange or quotation system; accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. We, the Selling Agent and/or its affiliates may purchase and sell the Notes from time to time in the secondary market, but we, the Selling Agent and/or its affiliates are not obligated to do so. If we, the Selling Agent and/or its affiliates make such a market in the Notes, we, the Selling Agent and/or any such affiliate may stop doing so at any time and for any reason without notice. Because other dealers are not likely to make a secondary market for the Notes, the prices at which you may be able to trade your Notes will probably depend on the price, if any, at which we, the Selling Agent and/or its affiliates may be willing to buy the Notes. It is expected that transaction costs in any secondary market would be high and, as a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial. There is no assurance that there will be a secondary market for any of the Notes. Accordingly, you should be willing to hold the Notes until the Maturity Date, and you may incur a loss if you sell the Notes prior to the Maturity Date or the Early Redemption Date, as applicable. In addition, the Selling Agent may, at any time, hold unsold inventory which may inhibit the development of a secondary market for the Notes.

Conflicts of Interest

There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates.

We and our affiliates and the Selling Agent and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. Trading activities related to interest rate movements, including short-term and long-term interest rate swaps and other instruments that may affect interest rates, have been entered into or may be entered into on behalf of us, our affiliates, the Selling Agent, its affiliates or their respective customers, that are not for the account of the investors in the Notes or on their behalf. In particular, as described below under “Use of Proceeds; Hedging,” we, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the CMS Rates, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. These trading activities may present a conflict between the investors’ interests in the Notes and the interests we, our affiliates and the Selling Agent and its affiliates will have in each of their respective proprietary accounts and in facilitating transactions, including block trades and options and other derivatives transactions, for their respective customers and in accounts under each of their respective management. These trading activities, if they influence the levels of the CMS Rates or any other factor that may affect the amount of interest that may be paid on any Floating Interest Rate Interest Payment Date, could be adverse to your interests as an investor in the Notes. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

There are potential conflicts of interest between investors in the Notes and the Calculation Agent.

As Calculation Agent for your Notes, Morgan Stanley Capital Services LLC, an affiliate of the Selling Agent, will have discretion in making certain determinations that affect your Notes, including with respect to the CMS30/CMS2 Spread, which may adversely affect any payments you may receive in respect of the Notes.  The exercise of this discretion by Morgan Stanley Capital Services LLC could adversely affect the value of your Notes and may present a conflict of interest between the investors’ interests in the Notes and the interests of Morgan Stanley Capital Services LLC. We may change the Calculation Agent at any time without notice to you.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports, express opinions or provide recommendations and engage in other transactions that could adversely affect the value of the Notes.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports from time to time on financial markets and other matters that may influence the value of the Notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any such reports, opinions or recommendations may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

We and the Selling Agent or any of its affiliates also may issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that may have features similar to those of the Notes, including similar rates of interest or maturities. By introducing competing products into the marketplace in this manner, we and the Selling Agent or its affiliates could adversely affect the value of the Notes.

Suitability of Investment

The Notes may not be a suitable investment for you under certain circumstances.

The Notes may not be a suitable investment for you, if, among other things:

•	you are unwilling to forgo guaranteed market interest rates for the term of the Notes;

•
you anticipate that, after the first year of the term of the Notes, the CMS30/CMS2 Spread will decrease or the CMS30/CMS2 Spread on each CMS reference determination date will not be sufficient to provide you with your desired return;

•	you are unable to accept the risk that the Notes may pay little or no interest with respect to any or all Floating Interest Rate Interest Periods;

•	you seek a return on your investment that will not be capped at the Maximum Interest Rate with respect to each Floating Rate Interest Period;

•	you seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity;

•
you are unwilling to accept the risk that the Notes may be redeemed prior to maturity, and are unwilling or unable to accept the risk that you may be unable to reinvest the proceeds of such redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed; or

•	you are unwilling or are unable to assume the credit risk associated with Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any Fixed Interest Rate Interest Periods, the Notes will pay interest on each Interest Payment Date at the Floating Interest Rate. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Floating Rate Interest Periods.

For the purposes of these examples, we assume that the Notes are not being redeemed on any applicable Interest Payment Date pursuant to the Redemption at the Option of the Issuer provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.

Floating Interest Rate Calculation

Step 1: Calculate the CMS30/CMS2 Spread.

For each Floating Rate Interest Period, a value for the CMS30/CMS2 Spread is determined by subtracting the CMS2 with respect to the relevant CMS reference determination date from the CMS30 with respect to such CMS reference determination date. The relevant CMS reference determination date for a Floating Rate Interest Period is two U.S. Government Securities Business Days prior to the first day of such Floating Rate Interest Period.

Step 2: Calculate the Floating Interest Rate for each Interest Payment Date.

For each Floating Rate Interest Period, the per annum Floating Interest Rate is determined by multiplying (1) the Multiplier by (2) the applicable CMS30/CMS2 Spread minus the Strike, then applying the Minimum Interest Rate and Maximum Interest Rate. Because the Minimum Interest Rate on the Notes is equal to 0.00% per annum, if the CMS30/CMS2 Spread on any CMS reference determination date was equal to or less than 0.25% (because of the application of the Strike), you would not receive an interest payment on the related Interest Payment Date. See “Risk Factors— After the first year, the Notes are subject to interest payment risk based on the CMS30/CMS2 Spread, and it is possible that you could receive no interest on the Notes at all for extended periods if the CMS30/CMS2 Spread is equal to or less than the Strike during the term of the Notes.” The per annum interest rate will also be limited to the Maximum Interest Rate of 10.00%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Floating Rate Interest Period, once the Calculation Agent has determined the applicable per annum Floating Interest Rate, the Paying Agent will calculate the effective interest rate for that Floating Rate Interest Period by multiplying the per annum Floating Interest Rate determined for that Floating Rate Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Floating Interest Rate and interest payment amounts would be calculated for a given Floating Rate Interest Period to which the Floating Interest Rate applies under scenarios for the CMS Rates and the CMS30/CMS2 Spread.These examples are based on the applicable CMS30/CMS2 Spread for the Notes being the difference of CMS30 minus CMS2, the Multiplier of 4.00, the Strike of 0.25%, the Minimum Interest Rate of 0.00% per annum, the Maximum Interest Rate of 10.00% per annum, and the calculation of interest payments using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for each Floating Rate Interest Period will be 90/360).

Senior Callable Capped CMS Steepener Notes due October 25, 2033

The hypothetical values of the CMS Rates set forth in the table on the following page have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the CMS Rates or the CMS30/CMS2 Spread. Numbers in the table below have been rounded for ease of analysis. These examples assume that the Notes are held until maturity and do not take into account any tax consequences from investing in the Notes.

CMS30	CMS2	CMS30/CMS2 Spread1	CMS30/CMS2 Spread minus Strike of 0.25%	Multiplier of 4.00 times (CMS30/CMS2 Spread minus Strike)	Floating Interest Rate (per annum)2	Effective Floating Interest Rate for a Floating Rate Interest Period5	Interest Payment Amount for a Floating Rate Interest Period (per $1,000 Note)6
2.00%	3.45%	-1.45%	-1.70%	-6.80%	0.00%3	0.00%	$0.00
3.00%	3.85%	-0.85%	-1.10%	-4.40%	0.00%3	0.00%	$0.00
4.50%	4.00%	0.50%	0.25%	1.00%	1.00%3	0.25%	$2.50
4.75%	4.00%	0.75%	0.50%	2.00%	2.00%	0.50%	$5.00
5.00%	3.50%	1.50%	1.25%	5.00%	5.00%	1.25%	$12.50
6.00%	3.50%	2.50%	2.25%	9.00%	9.00%	2.25%	$22.50
6.25%	3.50%	2.75%	2.50%	10.00%	10.00%	2.50%	$25.00
7.00%	3.50%	3.50%	3.25%	13.00%	10.00%4	2.50%	$25.00
_____________

1.
For any Floating Rate Interest Period, the value of the applicable CMS30/CMS2 Spread is equal to CMS30 minus CMS2, as determined by the Calculation Agent with respect to the related CMS reference determination date.

2.
The interest rate per annum is equal to the product of (a) the Multiplier (4.00) and (b) an amount equal to the CMS30/CMS2 Spread for that Floating Rate Interest Period minus the Strike (0.25%), subject to the Minimum Interest Rate (0.00% per annum) and the Maximum Interest Rate (10.00% per annum).

3.	The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate of 0.00% per annum.

4.	The interest rate per annum for any Interest Period shall not be greater than the Maximum Interest Rate of 10.00% per annum.

5.	The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).

6.	The interest payment amount for an Interest Payment Date equals the principal amount multiplied by the effective interest rate for the related Interest Period.

Example 1: If on the CMS reference determination date for the relevant Floating Rate Interest Period the value of CMS30 is 6.50% and CMS2 is 5.50%, the CMS30/CMS2 Spread for the corresponding Interest Period would be 1.00% (equal to CMS30 minus CMS2). In this case, the per annum interest rate for that Interest Period would be 3.00% (equal to the product of (1) the CMS30/CMS2 Spread minus the Strike of 0.25% and (2) the Multiplier of 4.00), and you would receive an interest payment of $7.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 3.00% x (90/360) = 0.75%

Interest Payment = $1,000 x 0.75% = $7.50

Example 2: If on the CMS reference determination date for the relevant Floating Rate Interest Period the value of CMS30 is 4.50% and CMS2 is 4.60%, the CMS30/CMS2 Spread for the Interest Period would be -0.10% (equal to CMS30 minus CMS2). Because the product of (1) the CMS30/CMS2 Spread minus the Strike of 0.25% and (2) the Multiplier of 4.00 is a per annum interest rate of -1.40%, which is less than the Minimum Interest Rate of 0.00% per annum, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would not receive an interest payment on the related quarterly Interest Payment Date.

Example 3: If on the CMS reference determination date for the relevant Floating Rate Interest Period the value of CMS30 is 8.50% and CMS2 is 4.90%, the CMS30/CMS2 Spread for the Interest Period would be 3.60% (equal to CMS30 minus CMS2). Because the product of (1) the CMS30/CMS2 Spread minus the Strike of 0.25% and (2) the Multiplier of 4.00 is a per annum interest rate of 13.40%, which is greater than the Maximum Interest Rate of 10.00% per annum, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 10.00% per annum, and you would receive an interest payment of $25.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 10.00% x (90/360) = 2.50%

Interest Payment = $1,000 x 2.50% = $25.00

We cannot predict the actual CMS30 or CMS2 on any day or the value of the Notes, and we cannot predict the relationship between the CMS Rates and the value of the Notes at any time prior to the Maturity Date or the Early Redemption Date, if applicable. The actual interest payment that a holder of the Notes will receive on each Floating Interest Rate Interest Payment Date and the rate of return on the Notes will depend on the actual CMS Rates determined by the Calculation Agent over the term of the Notes. Consequently, the interest amount to be paid in respect of the Notes on each Floating Interest Rate Interest Payment Date may be very different from the information reflected in the table above

Senior Callable Capped CMS Steepener Notes due October 25, 2033

Historical Information

We have provided the following historical information to help you evaluate the behavior of the CMS Rates and hence, the CMS30/CMS2 Spread, in various periods.  The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes.  Fluctuations in the CMS Rates and hence, the CMS30/CMS2 Spread, make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future.

Neither LBG, Lloyds Bank nor the Selling Agent can guarantee that the difference between the CMS Rates will remain at current levels or will increase, or that CMS30 will be greater than CMS2 over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate for any Floating Rate Interest Period over the term of the Notes.  The actual interest rate on the Notes for any Floating Rate Interest Period will depend on the actual CMS30/CMS2 Spread on the applicable CMS reference determination dates.

The following table shows historical month-end levels of the CMS30/CMS2 Spread from January 2008 through September 24, 2013.  The graph below the table shows historical daily levels of the CMS30/CMS2 Spread (with and without the application of the Strike) from May 5, 1994 through September 24, 2013.  The data in the table and graph are based on the CMS Rates as published by Bloomberg L.P.  For each Floating Rate Interest Period, the Floating Interest Rate will be equal to the product of (1) the Multiplier of 4.00 and (2) an amount equal to the applicable CMS30/CMS2 Spread minus the Strike of 0.25%, with such product subject to the Minimum Interest Rate and Maximum Interest Rate.  We have not independently verified or performed due diligence to confirm the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual interest rate on the Notes for any Floating Rate Interest Period pursuant to the provisions set forth under “Additional Provisions—CMS30/CMS2 Spread” above.

Historical Levels of the CMS30/CMS2 Spread(1)

	2008	2009	2010	2011	2012	2013
January	1.97550%	1.75000%	3.28200%	3.51850%	2.12700%	2.57300%
February	2.34400%	1.78600%	3.35650%	3.41050%	2.23250%	2.56430%
March	2.22700%	1.85700%	3.32550%	3.28300%	2.45750%	2.57650%
April	1.69600%	2.16650%	3.08900%	3.38600%	2.27450%	2.46190%
May	1.65150%	2.69700%	2.81050%	3.31950%	1.75550%	2.75640%
June	1.41950%	2.66600%	2.72200%	3.37250%	1.95280%	2.93820%
July	1.58800%	2.70400%	2.98000%	3.21750%	1.90050%	3.14110%
August	1.50200%	2.75400%	2.48400%	2.76300%	2.06910%	3.15460%
September	1.25800%	2.65000%	2.74200%	2.11900%	2.24400%	3.17100%(2)
October	1.71800%	2.89650%	3.13350%	2.34900%	2.20950%
November	0.95150%	3.01700%	3.05420%	2.06160%	2.20950%
December	1.22300%	3.11930%	3.30130%	1.88950%	2.41150%
____________________

(1)
The Floating Interest Rate is determined by multiplying (a) the Multiplier (4.00) and (b) an amount equal to the CMS30/CMS2 Spread for that Floating Rate Interest Period minus the Strike (0.25%), subject to the Minimum Interest Rate (0.00% per annum) and the Maximum Interest Rate (10.00% per annum).

(2)	As measured on September 24, 2013.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

TAX CONSEQUENCES

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.”  We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Notes Treated as Contingent Payment Debt Instruments” in that section.  Because the Notes will be offered to initial purchasers at varying prices, it is expected that the “issue price” of the Notes for U.S. federal income tax purposes will be uncertain.  We currently intend to treat the issue price as $1,000 for each $1,000 principal amount Note.  Our intended treatment will affect the amounts you will be required to include in income for U.S. federal income tax purposes.  You should consult your tax adviser regarding the uncertainty with respect to the Notes’ issue price, including the tax consequences to you if the actual issue price of the Notes for U.S. federal income tax purposes is not $1,000 per Note.

Assuming that our treatment of the Notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the Notes in that year.  Any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity) will be treated as interest income for U.S. federal income tax purposes.

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by contacting Lloyds Investor Relations at investor.relations@finance.lloydsbanking.com.  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual interest payments that we will make on the Notes.

If you purchase Notes for an amount that is different from their issue price, you will be required to account for this difference, generally by allocating it reasonably among projected payments on the Notes or daily portions of interest that you are required to accrue with respect to the Notes and treating these allocations as adjustments to your income when the payment is made or the interest accrues.  You should consult your tax adviser regarding the treatment of the difference between your basis in your Notes and their issue price.

Possible Alternative Treatment.  It is possible that the Internal Revenue Service could determine that the Notes are “variable rate debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you.  For example, if the Notes were properly treated as variable rate debt instruments, you would be required to include payments of stated interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.  You should consult your tax adviser regarding the U.S. federal income tax consequences to you if the Notes are properly treated as variable rate debt instruments.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, when the Notes have been executed and issued by the Issuer and the Guarantor and authenticated by the trustee pursuant to the Indenture, and delivered against payment as contemplated herein, the Notes will constitute valid and binding obligations of the Issuer, and the related guarantee will constitute a valid and binding obligation of the Guarantor, in each case enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by Scots law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Dundas & Wilson CS LLP, dated June 7, 2013 and filed by the Guarantor as an exhibit to the Registration Statement on Form F-3 on June 7, 2013.  Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Linklaters LLP, dated June 7, 2013 and filed by the Guarantor as an exhibit to the Registration Statement on Form F-3 on June 7, 2013.  The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinions of Dundas & Wilson CS LLP and Linklaters LLP.  In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the Notes, the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes, and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated June 7, 2013, which was filed by the Guarantor as an exhibit to the Registration Statement on Form F-3 on June 7, 2013.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

USE OF PROCEEDS; HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the prospectus and to hedge market risks of Lloyds Bank associated with its obligation to pay the applicable interest payments and the payment amount at maturity of the Notes.

We, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of CMS30 and/or CMS2, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.  It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the value of the Notes from time to time.  See “Risk Factors—The Issuer’s estimated value of the Notes on the Trade Date is less than the Issue Price of the Notes” and “Risk Factors—There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Morgan Stanley and Co. LLC, as the Selling Agent, and the Selling Agent has agreed to purchase from us the aggregate principal amount of the Notes specified on the front cover of this pricing supplement at $965.00 per $1,000.00 of principal amount of the Notes, resulting in aggregate proceeds to us of $2,895,000.00. The Selling Agent will receive commissions from us of up to $35.00 per $1,000.00 principal amount of the Notes, or up to $105,000.00 of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. The Selling Agent has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same concession.  You can find more information in the section entitled “Supplemental Plan of Distribution” on page S-26 of the prospectus supplement.

The Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at prevailing market prices, at prices related to such prevailing prices, or at negotiated prices; provided, however, that such price will not be less than $970.00 per $1,000.00 principal amount of the Notes and will not be greater than $1,000.00 per $1,000.00 principal amount of the Notes.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $20,000.00.

We have entered or will enter into one or more hedging transactions in connection with this offering of Notes. See “Use of Proceeds; Hedging” above.  In addition, from time to time, the Selling Agent and its affiliates have engaged, and in the future may engage, in transactions with us and have performed, and in the future may perform, services for us for which they have been, and may be, paid customary fees.  In particular, an affiliate of the Selling Agent is our swap counterparty for a hedge of our obligations under the Notes and will be paid customary fees in connection with such hedging.

In the future, the Selling Agent or any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The Notes are a new issue of securities with no established trading market.  We have been advised by the Selling Agent that the Selling Agent intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time for any reason without notice.  No assurance can be given as to the liquidity or existence of any trading market for the Notes.

We may deliver the Notes against payment therefor on a date that is more than three business days after a Trade Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the Notes is scheduled to occur more than three business days after the applicable Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

Senior Callable Capped CMS Steepener Notes due October 25, 2033

US $3,000,000

Lloyds Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc

Senior Callable Capped CMS Steepener Notes due October 25, 2033

Medium-Term Notes, Series A

Pricing Supplement

(to prospectus dated June 7, 2013
and prospectus supplement dated June 7, 2013)